UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM SD
Specialized Disclosure Report

Apergy Corporation
(Exact name of registrant as specified in its charter)

Delaware	001-38441	82-3066826
(State or other jurisdiction of incorporation)	(Commission File Number)	(I.R.S. Employer Identification No.)

2445 Technology Forest Blvd Building 4, 12th Floor The Woodlands, Texas		77381
(Address of principal executive offices)		(Zip Code)

(281) 403-5772
(Registrant’s telephone number, including area code)

Julia Wright, (281) 403-5772
(Name and telephone number, including area code, of the person to contact in connection with this report)

___________________________________

Check the appropriate box below to indicate the rule pursuant to which this form is being filed, and provide the period to which the information in this form applies:

☒	Rule 13p-1 under the Securities Exchange Act (17 CFR 240.13p-1) for the reporting period from January 1 to December 31, 2018.

Section 1 — Conflict Minerals Disclosure

Item 1.01    Conflict Minerals Disclosure and Report.

Apergy Corporation (together with its consolidated subsidiaries, “Apergy,” “we” or “us”) manufactures and contracts to manufacture products that contain gold, as well as columbite-tantalite (coltan), cassiterite and wolframite and their respective derivatives tantalum, tin and tungsten (collectively, the “Covered Minerals”). Apergy is committed to sourcing components and materials from companies that share our values regarding human rights and social responsibility.
Apergy has concluded in good faith that during the reporting period for 2018:

a)	Apergy manufactured and contracted to manufacture products for which Covered Minerals are necessary to the functionality or production (“Covered Products”).

b)
As such, Apergy performed a good faith reasonable country of origin inquiry (“RCOI”) to determine whether any conflict minerals originated in the Democratic Republic of the Congo or an adjoining country (“Covered Country”) as those terms are defined by Rule 13p-1 under the Securities Exchange Act of 1934 (“Rule 13p-1”).

In accord with Rule 13p-1 and the directions from the Securities and Exchange Commission, Apergy has filed this Specialized Disclosure Form. This report is posted to our website at www.investors.apergy.com.
We initiated our RCOI process by determining, based on a review and analysis of our supplier base, specific suppliers that we determined might have provided materials or components containing Covered Minerals necessary to the functionality or production of the Covered Products. These suppliers were requested to provide information regarding the presence and sourcing of Covered Minerals used in the materials supplied to us.
Based on the information obtained in our RCOI process, Apergy believes that many of the Conflict Minerals contained in our products did not originate in a Covered Country. However, we are unable to conclude whether the Covered Products contain Covered Minerals which may have originated from a Covered Country in circumstances that support armed groups in the region.

Item 1.02    Exhibits

Not required.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Apergy Corporation

Date: May 31, 2019	By:	/s/ JULIA WRIGHT
Julia Wright
Senior Vice President, General Counsel and Secretary